Exhibit 5.7

[Letterhead of Gómez-Pinzón Zuleta Abogados S.A.]

GPZ-458-12

September 11, 2012

Bancolombia S.A.,

Carrera 48 No. 26- 85 Avenida Los Industriales,

Medellín,

Colombia.

Ladies and Gentlemen:

We have acted as special Colombian counsel of Bancolombia S.A., a corporation organized as a sociedad anónima under the laws of the Republic of Colombia (the “Bank”), in connection with the public offering and registration under the United States of America (the “United States”) Securities Act of 1933 (the “Act”) of U.S.$1,200,000,000 aggregate principal amount of 5.125 % Subordinated Notes due 2022 (the “Notes”) of the Bank, issued under the Indenture dated September 11, 2012 (the “Indenture”), between the Bank and The Bank of New York, as trustee (the “Trustee”).

We, as your counsel, have examined the corporate charter and by-laws (Estatutos) of the Bank and the corporate proceedings relating to the authorization and issuance of the Notes. We have also examined such corporate records, certificates and other documents, and such questions of laws as we have considered necessary or appropriate for the purposes of this opinion.

In stating our opinion, we have assumed the genuineness of all signatures on original or certified copies, the authenticity of documents submitted to us as originals and the conformity to original or certified copies, of all copies submitted to us as certified or reproduction copies.

Based upon the foregoing and such further examination and inquiries as we have deemed necessary, we advise you that, in our opinion:

(1) the Bank is a corporation duly organized as a sociedad anónima and validly existing under the laws of the Republic of Colombia; and

(2) the Notes have been duly and validly authorized, executed and delivered and, assuming the due authentication of the Notes by the Trustee and that the Notes constitute valid and legally binding obligations under the laws of the State of New York, the Notes constitute legally binding and valid obligations of the Bank, entitled to the benefits of the Indenture and enforceable against the Bank in accordance with their terms.

This opinion is subject to the following qualifications:

(i) Under the laws of Colombia, the choice of the law of the State of New York as governing law would be recognized subject to the proof of the provisions of the applicable law of the State of New York in the manner provided for in such proceedings in Colombia. In any proceeding in Colombia to enforce a document subject to the law of the State of New York, the court would interpret the provisions of such document by reference to law of the State of New York provided that the provisions of law of the State of New York do not violate the public order Laws of Colombia.

(ii) (The courts of Colombia would give effect to and enforce a final judgment rendered by any court of the State of New York or any courts outside of Colombia through a procedural system provided for under Colombian law known as “exequatur”, subject to the provisions of Article 693 of the Colombian Code of Civil Procedure (Código de Procedimiento Civil) which requires that there be reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia and subject to compliance with provisions of Article 694 of the Colombian Code of Civil Procedure (Código de Procedimiento Civil). The pertinent provisions of such articles as they would affect a judgment obtained in a foreign court are as follows: (a) the foreign judgment presented in Colombia for enforcement does not conflict with public order laws of Colombia, other than Laws governing procedure; (b) the foreign judgment, in accordance with the laws of the country where it was rendered, is final and a duly certified and authenticated copy has been presented to the court in Colombia; (c) no proceedings are pending in Colombia with respect to the same cause of action and no final judgment has been awarded in Colombia in any proceeding on the same subject matter and between the same parties; (d) in the proceedings commenced in the foreign court which issued the judgment, the defendant was served process in accordance with the law of such jurisdiction and in a manner reasonably designed to give an opportunity to the defendant for the defense of the action; and (e) the judgment obtained in a foreign court will not adjudicate property rights (in rem rights) over assets located in Colombia at the time of commencement of the proceeding pursuant to which such judgment was obtained. Proceedings for execution of a money judgment by attachment or execution against any assets or property located in Colombia would be within the exclusive jurisdiction of Colombian courts. Bankruptcy proceedings, composition, liquidation, creditor’s arrangements proceedings, annulment of corporate resolutions, repossession, and proceedings in connection with “in rem” actions over assets located in Colombia would also be within the exclusive jurisdiction of Colombian courts.

(iii) The United States and Colombia do not have any bilateral treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters, but the Supreme Court of Colombia has accepted that reciprocity exists when it has been proven either that a United States court has enforced a Colombian judgment or that a United States court would enforce a foreign judgment including a judgment issued by a Colombian court.

(iv) (iv) The enforcement of the Underwriting Agreement, the Indenture and the Notes may be limited: (a) by applicable laws relating to the enforcement of creditors’ rights generally, and any proceeding for enforcement in Colombia would be subject to the applicable limitation on actions by prescription, limiting the period for commencement for actions in Colombia; (b) articles 823 of the Colombian Code of Commerce (Código de Comercio) and 260 of the Colombian Code of Civil Procedure (Código de Procedimiento Civil) pursuant to which any proceeding in Colombia requires that a translation into Spanish be the basis for enforcement, in any event of a disagreement over the meaning of the translation, the official Spanish translation will govern rather than the original English text for purposes of such proceeding; (c) applicable laws pursuant to which indemnification provisions are not enforceable if there has been gross negligence or willful misconduct from the indemnified party; and (d) in any proceeding filed, commenced or brought to a court in Colombia, service of notice to the parties will be made in accordance with the provisions of the Colombian Code of Civil Procedure and contractual provisions regarding service of process will not be enforceable.

(v) Furthermore, we express no opinion as to whether a court in any proceeding in Colombia would give effect to certain provisions that may be limited by: (i) applicable procedural rules that do not allow waivers of immunity and service of process by private companies within Colombia and pursuant to which any immunity from proceedings (jurisdiction, execution or attachment) which might in the future be available under Colombian law may not be validly waived in advance; and (ii) the unavailability under Colombian law of equitable remedies or injunctive relief, except for fundamental constitutional rights.

We are licensed to practice law in Colombia and we do not hold ourselves out as being conversant with, and express no opinion as to, the laws of any jurisdiction other than those of Colombia. This opinion is limited to matters of Colombian law.

We hereby consent to the filing of this opinion on a Form 6-K to be incorporated by reference in the Bank’s Registration Statement on Form F-3 (File No. 333-168077) as Exhibit 5.7 thereto and to the reference to us under the heading “Validity of the Securities” in the Prospectus that is a part thereof and under the heading “Validity of the Notes” in the Prospectus Supplement dated September 4, 2012 relating to the offering of the Notes. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ GÓMEZ-PINZÓN ZULETA ABOGADOS S.A.